

April 28, 2015

Via E-mail
Mr. Michael T. Dance
Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

> **Re:** **Essex Property Trust, Inc. and Essex Portfolio, L.P. (the "Companies")**
> **Form 10-K for the fiscal year ended December 31, 2014 for each of the**
>   **Companies**
> **Filed March 2, 2015 for each of the Companies**
> **File No.s 1-13106 and 333-44467-01, respectively**

Dear Mr. Dance:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014 for each of the Companies

Item 6. Selected Financial Data, pages 32 – 36

1. In arriving at Funds from operations, you start with Net income available to common stockholders.   As a result, it appears Funds from operations is actually Funds from operations attributable to just common stockholders instead of all equity stockholders. In future periodic filings please re-title "Funds from operations" to the more appropriate "Funds from operations attributable to common stockholders".

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant